UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021
Commission file number: 0-30324

RADWARE LTD.
(Name of registrant)

22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K originally filed with the Securities and Exchange Commission on November 4, 2021 (the “Original Form 6-K”), is being filed solely for the purposes of correcting the hyperlink of Exhibit 99.2, which was included in the Original Form 6-K, and inadvertently hyperlinked Exhibit 99.1 to the Original Form 6-K (instead of Exhibit 99.2 thereto). Except as so amended, the Original Form 6-K remains as originally filed.

Exhibit Number	Description of Exhibits

99.1	Press Release, November 4, 2021: Radware Announces 2021 Annual General Meeting
99.2	Notice and Proxy Statement for the 2021 Annual General Meeting of Shareholders to be held on Thursday, December 9, 2021
99.3	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: November 4, 2021	By:	/s/ Gadi Meroz
Gadi Meroz
Vice President & General Counsel